                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

             (Amendment No. 1 to Amended and Restated Schedule 13D)*

                          BARRINGER LABORATORIES, INC.
                                (Name of Issuer)

      COMMON STOCK, PAR VALUE $.01 per share (Title of Class of Securities)

                                    068508100
                                 (CUSIP Number)

                                  R. Scott Asen
                             c/o Asen and Co., Inc.
                              224 East 49th Street
                            New York, New York 10017
                                  212-758-2323

        (Name, Address, Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (continued on following pages)


                              (Page 1 of 12 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 2 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Scott Asen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          11,943,863 shares of Common Stock**
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     11,943,863 shares of Common Stock**
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,843,863 shares of Common Stock***
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, IA
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 970,811 shares of Common Stock owned in the aggregate by certain Managed Accounts (see Item 5), as to which R. Scott Asen may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.

***Includes 970,811 shares of Common Stock owned in the aggregate by certain Managed Accounts and 900,000 shares of Common Stock owned directly by AB Associates, LP (see Item 5) as to which R. Scott Asen may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 3 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AB Associates, LP
     TIN 13-3975828
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          900,000 shares of Common Stock
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     900,000 shares of Common Stock
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     900,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 4 of 12

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory A. Beard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          996,513 shares of Common Stock**
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     996,513 shares of Common Stock**
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     996,513 shares of Common Stock**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes 900,000 shares of Common Stock owned by AB Associates, LP (see Item
5) as to which Gregory A. Beard may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 5 of 12


     This Amendment No. 1 to Amended and Restated Schedule 13D amends and supplements the Amended and Restated Statement on Schedule 13D jointly filed by
R. Scott Asen, AB Associates, LP and Gregory A. Beard with the United States Securities and Exchange Commission (the "SEC") on April 13, 2000 (the "Original Statement"). Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 is amended to read in its entirety as follows:

The aggregate amount of funds (net of commissions) required to purchase 10,721,928 shares of the Common Stock directly owned by Asen and referred to in
Item 5 below was $1,552,940. Asen acquired the remaining 251,124 shares of Common Stock directly owned by him and referred to in Item 5 below through a partnership distribution from AB Associates to its partners. The aggregate amount of funds (net of commissions) required to purchase the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts and referred to in
Item 5 below was $146,345. The aggregate amount of funds (net of commissions) required to purchase the 900,000 shares of Common Stock directly owned by AB Associates and referred to in Item 5 below was $54,000. The aggregate amount of funds (net of commissions) required to purchase 55,555 shares of the Common Stock directly owned by Beard and referred to in Item 5 below was $10,000. Beard acquired the remaining 40,958 shares of Common Stock directly owned by him and referred to in Item 5 below through a partnership distribution from AB Associates to its partners. All funds used by Asen and Beard to purchase shares of Common Stock directly owned by each of them were personal funds. All funds used by AB Associates to purchase the shares of Common Stock directly owned by AB Associates were working capital funds of the partnership. All funds used by Asen & Co. to acquire Shares on behalf of the Managed Accounts were personal funds of such individuals.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read in its entirety as follows:

     (a) (i) Asen directly owns 10,973,052 shares of Common Stock which shares represent approximately 58.36% of the issued and outstanding shares of Common Stock (based on the total number of issued and outstanding shares of Common Stock being 18,803,769) (the "Total Outstanding Shares"), based on disclosures made by the Issuer's transfer agent to the Reporting Persons. As President of Asen & Co., Asen may be deemed to beneficially own the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts. As a general partner of AB Associates, Asen may be deemed to beneficially own the 900,000 shares of Common Stock owned directly by AB Associates. The 10,973,052 shares of Common Stock owned directly by Asen plus the 1,870,811 shares of which Asen may be deemed a beneficial owner, in the aggregate represent approximately 68.30% of the Total Outstanding Shares. Asen hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

          (ii) AB Associates directly and beneficially owns 900,000 shares of Common Stock, which shares represent 4.79% of the Total Outstanding Shares.

          (iii) Beard directly owns 96,513 shares of Common Stock, which shares represent approximately 0.51% of the Total Outstanding Shares. As managing general partner of AB Associates, Beard may be deemed to beneficially own the 900,000 shares owned directly by AB Associates. The 96,513 shares of Common Stock owned directly by Beard plus the 900,000 shares of which Beard may be deemed a beneficial owner, in the aggregate represent approximately 5.30% of the Total Outstanding Shares. Beard hereby expressly disclaims beneficial ownership of any shares of the Common Stock of the Issuer not owned directly by him.

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 6 of 12



     (b) (i) Asen has sole voting, investment and dispositive power as to the 10,973,052 shares of Common Stock directly owned by him. As President of Asen & Co., Asen may be deemed to have voting, investment and dispositive power as to the 970,811 shares of Common Stock owned in the aggregate by the Managed Accounts. As a general partner of AB Associates, Asen may be deemed to have voting, investment and dispositive power as to the 900,000 shares of Common Stock owned by AB Associates.

          (ii) AB Associates has voting, investment and dispositive power as to the 900,000 shares of Common Stock directly owned by it. Asen and Beard, as general partner and managing general partner of AB Associates, respectively, are empowered to direct certain actions of AB Associates and consequently may be deemed to have voting, investment and dispositive power as to the 900,000 shares of Common Stock owned by AB Associates.

          (iii) Beard has sole voting, investment and dispositive power as to the 96,513 shares of Common Stock directly owned by him. As managing general partner of AB Associates, Beard may be deemed to have voting, investment and dispositive power as to the 900,000 shares of Common Stock owned by AB Associates.

    (c) No transactions in the Common Stock were effected by the Reporting Persons, directly or indirectly, during the past sixty days, except for the following transactions:

          (i) Asen purchased shares of Common Stock during the past sixty days on the dates, in the amounts and at the prices set forth below:

         Date                           Number of Shares                 Per Share Price
         ----                           ----------------                 ---------------
         7/11                               2,000,000                         $.25

          (ii) AB Associates distributed 472,222 shares of Common Stock to its partners, including 251,124 shares of Common Stock to Asen and 40,958 shares to Beard, on July 20, 2000.

          (iii) Asen received 251,124 shares of Common Stock from AB Associates in a partnership distribution on July 20, 2000.

          (iv) Beard received 40,958 shares of Common Stock from AB Associates in a partnership distribution on July 20, 2000.

     (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Persons, except that the limited partners of AB Associates have rights in the shares of Common Stock held by AB Associates in proportion to their respective partnership interests in AB Associates.

     (e) AB Associates ceased to be a beneficial owner of more than five percent of the Total Outstanding Shares of Common Stock on July 20, 2000. Not applicable for Asen or Beard.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


          Exhibit A - Form of Investment Advisory Agreement between Asen & Co. and each of the Managed Accounts.

          Exhibit B - Agreement of Reporting Persons as to Joint Filing of
          Schedule 13D.

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 7 of 12


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 2000


                                        /s/ R. Scott Asen
                                        ---------------------------------
                                        R. Scott Asen



                                        AB ASSOCIATES, LP


                                        By: /s/ Gregory A. Beard
                                            ------------------------------
                                            Gregory A. Beard,
                                            Managing General Partner

                                        By: /s/ R. Scott Asen
                                            ------------------------------
                                            R. Scott Asen,
                                            General Partner


                                        /s/ Gregory A. Beard
                                        ---------------------------------
                                        Gregory A. Beard

                                  SCHEDULE 13D

CUSIP NO. 068508100                                                Page 8 of 12


                                  EXHIBIT INDEX

Exhibit No.                      Description

Exhibit A              Form of Investment Advisory Agreement between Asen & Co.
                       and each of the Managed Accounts

Exhibit B              Agreement of Reporting Persons as to Joint Filing of
                       Schedule 13D.